Exhibit 2.0

ENGLISH TRANSLATION OF ITALIAN ORIGINAL

Notice to U.S. Investors

The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia Media S.p.A. ordinary shares and savings shares will be converted into Telecom Italia S.p.A. ordinary shares and saving shares, respectively, is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Telecom Italia S.p.A. and Telecom Italia Media S.p.A. are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Telecom Italia S.p.A. may purchase securities of Telecom Italia Media S.p.A. otherwise than under the merger offer, such as in open market or privately negotiated purchases.

***

Explanatory Report by the Board of Directors of Telecom Italia Media S.p.A. on the merger plan by incorporation of Telecom Italia Media S.p.A. into Telecom Italia S.p.A., prepared in accordance with Article 2501-quinquies of the Italian Civil Code and Article 70, subsection 2 of the regulation adopted by Consob Resolution no. 11971 of 14 May 1999, as amended and supplemented.

Dear Shareholders,

This report (the “Report”) has been prepared by the board of directors (the “Board of Directors”) of Telecom Italia Media S.p.A. (“Telecom Italia Media” or “TIME”) to explain and justify, in legal and economic terms and with specific reference to the criteria used to determine the exchange ratio, the plan for the merger (the “Merger Plan”) by incorporation of Telecom Italia Media into Telecom Italia S.p.A. (“Telecom Italia”, “TI” or the “Surviving Company” and, together with Telecom Italia Media, the “Companies Participating in the Merger”).

This Report has been prepared in accordance with Article 2501-quinquies of the Italian Civil Code and, as the ordinary and savings shares of the Companies Participating in the Merger are listed on the Electronic Share Market (the “MTA”) organised and managed by Borsa Italiana S.p.A., also in accordance with Article 70, subsection 2 of the implementation regulation of Italian Legislative Decree no. 58 of 24 February 1998 (the “CLFI”), adopted by Consob resolution no. 11971 of 14 May 1999 (the “Issuer Regulations”), in compliance with Chart 1 of Annex 3A to the Issuer Regulations.

1.	DESCRIPTION OF THE COMPANIES PARTICIPATING IN THE MERGER

1.1	Telecom Italia Media S.p.A.

1.1.1	Company Information

Telecom Italia Media S.p.A. is an Italian joint stock company with registered office at Via della Pineta Sacchetti 229 in Rome; it is registered with Rome Business Register and has tax code and registration number 12213600153 and is subject to the direction and coordination of Telecom Italia S.p.A. in accordance with Articles 2497 et seq. of the Italian Civil Code.

The share capital is equal to 15,902,323.62 euros, divided into 103,308,421 ordinary shares and 5,496,951 savings shares, all without par value.

1.1.2	Company purpose

Telecom Italia Media's purpose is as follows: a) the exercise of publishing, typographic and graphic in general trade and industry, carried out in any form and on any means, including on-line; b) the collection and execution - also on behalf of third parties - of advertising, in any form and intended for any means of communication, including in exchange for goods or services; c) the management of activities - including promotional activities - in the field of advertising communication and public relations initiatives; d) the exercise, processing and sale, using all technological means and any transmission support, including on-line and over the internet, of all types of documentation services in any case concerning the multiple forms of the economic business, such as, merely by way of example, databases and support services for the trade of goods and services; e) the management of all activities connected with the processing and exercise of information of all types and in any form such may be carried out, including those concerning the exercise and marketing of communication services of all types and using any instruments and methods and, in general, all productive and commercial activities related, complementary or instrumental to the above-specified scope of operation.

Telecom Italia Media may also carry out all commercial, industrial, financial and real estate operations and investments considered useful to the achievement of the company purpose; to this end it may also directly or indirectly - in a non-prevalent manner - take on interests and investments in other companies or businesses, with the specific exclusion of any activities relating to the collection of public savings and all other activities not permitted by the law.

1.2	Telecom Italia S.p.A.

1.2.1	Company Information

Telecom Italia S.p.A. is an Italian joint stock company with registered office at Via Gaetano Negri n.1 in Milan; it is registered with Milan Business Register and has tax code and registration number 00488410010.

The share capital is equal to 10,723,391,861.60 euros, divided into 13,470,955,451 ordinary shares and 6,026,120,661 savings shares, all without par value.

1.2.2	Company purpose

Telecom Italia carries out the activities described herewith: a) the installation and operation, using any technique, method or system, of fixed and mobile equipment and installations, including radio stations, links for maritime wireless communications, and dedicated and/or integrated networks, for the purpose of providing, operating and marketing, without territorial restrictions, communications services, including those resulting from technological progress, and the performance of activities directly or indirectly related thereto, including the design, construction, operation, maintenance, integration and marketing of telecommunications, information technology and electronic products, services, networks and systems and, in general, ICT (Information Communication Technology) solutions for final users; b) the performance of related or instrumental activities, including publishing, advertising, information technology, on-line and multimedia activities and, in general, all commercial, financial, property, research, training and consulting activities; c) the acquisition, provided it is not Telecom Italia’s principal activity, of equity interests in other companies and undertakings falling within the scope of the corporate purpose or related, complementary or similar thereto; d) the control and the strategic, technical and administrative and financial coordination of subsidiary companies and undertakings, and the financial planning and management thereof, with the implementation of all related transactions.

Activities reserved to persons entered in a professional register and activities involving dealings with the public covered by Article 106 of Legislative Decree 385/1993 are expressly excluded.

2.	Description of the businesses of the Companies Participating in the Merger

2.1	Telecom Italia Media business

Telecom Italia Media is involved, through its subsidiary Persidera S.p.A. (formerly Telecom Italia Media Broadcasting S.r.l.) (“Persidera”), in the operation of a digital television broadcasting network operation and the supply of accessory services and signal broadcasting platforms.

2.1.1	Summary of the most significant data of the business of Telecom Italia Media

Consolidated Operating and Financial Data(*)
		Telecom Italia Media Group
(million euros)		2014	2013

Revenues		71	72
EBITDA	(1)	25	30
EBIT	(1)	6	2
Profit (loss) before tax from continuing operations		-3	-4
Profit (loss) from continuing operations		-3	-4
Profit (loss) from Discontinued operations/Non-current assets held for sale		0	-134
Profit (loss) for the year		-3	-138
Profit (loss) for the year attributable to owners of the Parent		-5	-132
Capital expenditures		6	6
Consolidated Financial Position Data

(million euros)		31.12.2014	1.12.2013

Total Assets		322	258
Total Equity		-22	-59
- attributable to owners of the Parent		-66	-59
- attributable to non-controlling interests		44	0
Total Liabilities		344	317
Total Equity and Liabilities		322	258
Capital		248	201
Net financial debt carrying amount	(1)	269	260
Adjusted net financial debt		269	260
Consolidated Profit Ratios(*)
		2014	2013
EBITDA / Revenues	(1)	35.21%	41.67%
EBIT / Revenues (ROS)	(1)	8.45%	2.78%

(1) Details are provided under “Alternative Performance Measures”).

(*)   As a consequence of the transfer of LA7 S.r.l., completed on 30 April 2013, and the transfer of MTV Italia S.r.l., completed on 12 September 2013, for FY 2013, their economic results have been classified in accordance with the provisions of IFRS 5, to "Profit (loss) from discontinued operations/assets held for sale".

(units)		1.12.2014	1.12.2013

Headcount (excluding headcount relating to Discontinued operations/Non-current assets held for sale		89	84
Headcount relating to Discontinued operations/Non-current assets held for sale		0	0

(equivalent units)		2014	2013

Headcount (excluding headcount relating to Discontinued operations/Non-current assets held for sale		87	84
Headcount relating to Discontinued operations/Non-current assets held for sale		0	0

2.2	Telecom Italia business

The Telecom Italia Group mainly operates in Europe, in the Mediterranean basin and in South America. It is involved in the ICT sector and in particular in national and international fixed and mobile telecommunications. Telecom Italia operates in Italy.

2.2.1	Summary of the most significant data of the business of the Incorporating Company

Consolidated Operating and Financial Data(*)		Telecom Italia Group

(million euros)		2014	2013

Revenues		21,573	23,407
EBITDA	(1)	8,786	9,540
EBIT before goodwill impairment loss	(1)	4,530	4,905
goodwill impairment loss		−	(2,187)
EBIT	(1)	4,530	2,718
Profit (loss) before tax from continuing operations		2,347	532
Profit (loss) from continuing operations		1,419	(579)
Profit (loss) from Discontinued operations/Non-current assets held for sale		541	341
Profit (loss) for the year		1,960	(238)
Profit (loss) for the year attributable to owners of the Parent		1,350	(674)
Capital expenditures		4,984	4,400

Consolidated Financial Position Data(*)

(million euros)		31.12.2014	1.12.2013

Total Assets		71,551	70,220
Total Equity		21,699	20,186
- attributable to owners of the Parent		18,145	17,061
- attributable to non-controlling interests		3,554	3,125
Total Liabilities		49,852	50,034
Total Equity and Liabilities		71,551	70,220
Capital		10,634	10,604
Net financial debt carrying amount	(1)	28,021	27,942
Adjusted net financial debt	(1)	26,651	26,807
Adjusted net invested capital	(2)	48,350	46,993
Debt ratio (Adjusted net financial debt/Adjusted net invested capital)		55.1%	57.0%

Consolidated Profit Ratios(*)

		2014	2013

EBITDA / Revenues	(1)	40.7%	40.8%
EBIT / Revenues (ROS)	(1)	21.0%	11.6%
Adjusted net financial debt/EBITDA	(1)	3.0	2.8

(1)	Details are provided under “Alternative Performance Measures”).
(2)	Adjusted net invested capital = Total equity + Adjusted net financial debt.
(*)
Following stipulation of the agreements, in November 2013, for the sale of the controlling share held in the Sofora - Telecom Argentina, it has been classified as Discontinued operations - Assets held for sale.

(units)(3)	1.12.2014	1.12.2013

Headcount (excluding headcount relating to Discontinued operations/Non-current assets held for sale	66,025	65,623
Headcount relating to Discontinued operations/Non-current assets held for sale	16,420	16,575

(equivalent units)	2014	2013

Headcount (excluding headcount relating to Discontinued operations/Non-current assets held for sale	59,285	59,527
Headcount relating to Discontinued operations/Non-current assets held for sale	15,652	15,815

(3)	Includes employees with temp work contracts.

Alternative Performance Measures

The main financial performance indicators used by the Telecom Italia Group and the Telecom Italia Media Group include, in addition to the conventional financial performance indicators contemplated under IFRS, some alternative performance indicators in order to give a clearer picture of the trend of operations and the company's financial position. Such measures, which are also presented in other periodical financial reports (annual and interim), should, however, not be considered as a substitute for those required by IFRS.

The alternative performance measures used are described below:

EBITDA: this indicator is used as a financial target in internal presentations (business plan) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of operating performance in addition to EBIT. These measures are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses/(Income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - Operating profit (loss)
+/-	Impairment reversals/(losses) of non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation & amortisation
EBITDA- Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals(losses) on non-current assets

Net Financial Debt: Net Financial Debt represents an indicator of a company’s ability to meet financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets.

In order to better represent the actual change in Net Financial Debt, in addition to the usual indicator (renamed “Net financial debt carrying amount”), the Adjusted net financial debt”, is also shown, which excludes, where present, effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial liabilities/assets.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
A)	Total gross financial debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets relating to Discontinued operations/Non-current assets held for sale
B)	Financial Assets
C=(A - B)	Net financial debt
D)	Reversal of fair value measurement of derivatives and related financial assets/liabilities
E=(C + D)	Adjusted net financial debt

3.	Explanation of and reasons for the transaction, with specific regard to the operational objectives of the Companies Participating in the Merger and the programmes formulated to achieve them

3.1 Structure, terms and conditions of the transaction

3.1.1	Description of the transaction

A.
The transaction to be submitted for your approval is the merger by incorporation of Telecom Italia Media into Telecom Italia (the “Merger” or the “Transaction”), pursuant to Article 2501 and subsequent articles of the Italian Civil Code.

The Merger Plan was approved by the boards of directors of Telecom Italia Media and Telecom Italia on 19 March 2015.

The Merger Plan was generated using the financial positions of the Companies Participating in the Merger as reported at 31 December 2014 and, specifically, of the respective draft financial statements relative to FY 2014, also valid in accordance with and pursuant to Art. 2501-quater of the Italian Civil Code. These draft financial statements are subject to the opinion of the company appointed to carry out the external audit of the accounts, PricewaterhouseCoopers S.p.A., and to the approval of the ordinary shareholders' meetings of TIME and TI, also convened to an extraordinary session to approve the Merger Plan on 30 April 2015 and 20 May 2015, respectively.

B.
In accordance with Art. 2504-ter of the Italian Civil Code, the Merger will result in the cancellation without exchange of the investment held by Telecom Italia in Telecom Italia Media at the time the Merger takes effect. Shareholders of ordinary and savings shares of Telecom Italia Media, other than Telecom Italia, will be allocated newly issued ordinary and savings shares of Telecom Italia, respectively, in accordance with the exchange ratio. The transaction will take place by means of an increase in the share capital of Telecom Italia (as detailed in paragraph 3.1.2), with the issuance of new ordinary and savings shares.

C.	During the exchange, shareholders with savings shares of Telecom Italia Media will be allocated savings shares of the Surviving Company.

The Merger will not depend upon approval by the special meeting of savings shareholders of Telecom Italia Media insofar as the rights granted by the respective bylaws to this shareholder category are not adversely affected by the Transaction.

D.
Upon completion of the Merger, the ordinary and savings shares of Telecom Italia will continue to be listed on the MTA (Electronic Share Market) and the New York Stock Exchange, in the form of ADRs (American Depositary Receipts), such ADRs representing ten ordinary shares and ten savings shares respectively.

E.
Please note that no publication of the information document on the merger is envisaged in accordance with Art. 70, subsection 6 of the Issuer Regulations, as both Companies Participating in the Merger have exercised the opt-out faculty permitted by the last subsection of said Art. 70.

3.1.2	Amendments to the bylaws

By virtue of the Merger, Art. 5 of the bylaws of the Surviving Company in relation to share capital shall incorporate the changes necessary to permit the issuance of the new ordinary and savings shares pursuant to the exchange ratios, as described in paragraph 4 below.

The amount of the share capital increase of Telecom Italia to fulfill the exchange will be equal to a maximum par value of  10,612,042.10 euros:

(i)   by means of the issuance of up to 16,735,479 new ordinary shares with no par value, in application of the exchange ratio and share allocation methods pursuant to paragraphs 4 and 5;

(i)   by means of the issuance of up to 2,559,143 new savings shares with no par value, in application of the exchange ratio and share allocation methods pursuant to paragraphs 4 and 5;

The amount of the maximum share capital increase of Telecom Italia to fulfill the exchange is calculated without considering the ordinary shares and savings shares of Telecom Italia Media held by Telecom Italia as at the date of the Merger Plan; these shares will be cancelled without exchange during the Merger.

No further changes to the bylaws of the Surviving Company are envisaged as a result of the Merger. The bylaws of Telecom Italia are expected to undergo a series of additional amendments, if approved, at the Shareholders' Meeting of Telecom Italia convened to approve the Merger Plan. These amendments are not related to the Merger and will take effect as of their registrations in the Business Register, regardless of the effect of the Merger.

3.2	Rationale for the Transaction; operational objectives and programmes formulated to achieve them

The economic reasons underlying the decision to proceed with the Merger, with the consequent expediency of the Transaction for both Companies Participating in the Merger, consist of the following elements:

a)	rationalisation and simplification of the group structure;

b)
elimination of Telecom Italia Media’s listing costs, no longer justified by the company's business (mainly consisting of holding and management of the investment in Persidera) as well as by the lack of market demand for the shares, trading in which has been increasingly limited in quantity and value, including among institutional investors, and which have received poor coverage by analysts;

c)	resolution of the structural equity, financial and liquidity issues and net losses of Telecom Italia Media;

d)	the possibility of ensuring a more efficient form of management of medium/long-term opportunities and of the valuation process of Persidera;

e)
the possibility of guaranteeing the minority shareholders of Telecom Italia Media an exchange in securities of the same category (but with far greater volumes and value of trade, in part due to the significant concentration of institutional investors) or, alternatively, the right of withdrawal at market prices.

Rationalisation and simplification of structure and assets

The Merger enables a clear rationalisation and simplification of the group's assets, deriving first and foremost from the elimination of intra-group debt.

Other organisational and cost benefits are expected to result from the rationalisation of staff function duties.

Elimination of listing costs

The Merger enables an increase in operational efficiency through the elimination of listing costs on the MTA. These costs can no longer be justified by the business of Telecom Italia Media (consisting of the holding and management of the investment in Persidera) as well as by the poor liquidity of the shares.

Solution to the financial and liquidity issues and net losses

Telecom Italia Media currently suffers financial and liquidity issues and net losses as a result of which its business continuity can only be maintained with the financial support of Telecom Italia.

The Merger should solve these issues and ensure the full and prompt integration of Telecom Italia Media and Telecom Italia.

More efficient management of the Persidera valuation process

The Merger would not compromise the Persidera valuation process; rather, it would manage it more efficiently, including over the medium/long-term.

Exchange in securities of the same category with better trading characteristics

Lastly, the Merger will guarantee shareholders of Telecom Italia Media an exchange into more liquid securities represented by shares of the same category as those they already hold or access to liquidity through withdrawal rights.

4.	Exchange Ratios and their underlying criteria

4.1.	The exchange ratios

A.
The boards of directors of the Companies Participating in the Merger have determined the exchange ratio should follow a weighted valuation of Telecom Italia and Telecom Italia Media taking into account the nature of the transaction and using valuation methods commonly used in Italy and internationally for similar transactions and adjusted to suit the characteristics of each of the Companies Participating in the Merger.

In preparing the valuation of the exchange ratio, the Board of Directors considered, in identifying the values to be assigned to Telecom Italia and Telecom Italia Media, the documentation prepared by its consultants. More specifically, the Board of Directors used the reports prepared by the financial advisors Equita SIM S.p.A. and Prof. Stefano Caselli, each of whom provided a fairness opinion,  from a financial point of view, on the exchange ratio (each report, including the fairness opinion, is hereinafter referred to as an "Opinion" and jointly, the "Opinions"). The Opinions concluded that the exchange ratio proposed was financially fair.

B.
After having examined the valuations of their respective advisors, the boards of directors of Telecom Italia and Telecom Italia Media approved—on a preliminary basis on 19 February 2015 and on a definitive basis on 19 March 2015—the exchange ratios of ordinary and savings shares of Telecom Italia Media and ordinary and savings shares of Telecom Italia by which shares of the Surviving Company will be allocated. The ratios were determined as follows:

(i)
0.66 ordinary shares in Telecom Italia, without par value and with the same dividend entitlement as the existing Telecom Italia ordinary shares as at the date on which the Merger takes effect, for every 1 (one) ordinary share in Telecom Italia Media; and

(ii)
0.47 savings shares in Telecom Italia, without par value and with the same dividend entitlement as the existing Telecom Italia savings shares as at the date on which the Merger takes effect, for every 1 (one) savings share in Telecom Italia Media.

No cash balance payments are envisaged.

C.
On 13 March 2015, following the joint application filed by the Companies Participating in the Merger, the Court of Milan appointed Reconta Ernst & Young S.p.A. as common expert charged with drawing up the fairness report on the Exchange Ratio, in accordance with and pursuant to Article 2501-sexies of the Italian Civil Code.

4.2	Valuation methods used to determine the exchange ratio

The valuation of the Companies Participating in the Merger for the purpose of determining the Exchange Ratios referred to in paragraph 4.1 above was carried out in accordance with the principles and methods used in practice, including internationally, for transactions of similar type and size.

The aim was to use homogeneous methods and assumptions to define comparable values, in relation to profitability, capital structure and financial trends of the Companies Participating in the Merger, on a standalone basis, in order to establish a fair exchange rate for each category of shares. The standalone valuations reflect the current position and future prospects of the two companies considered independently, regardless of the effects of the merger, as well as synergies that can potentially be achieved.

In particular, the principle applied was to use comparable and consistent valuation criteria for each of the Companies Participating in the Merger, because in a stock-for-stock merger transaction the valuations are not made in order to determine the absolute economic value of the companies participating in the transaction, but to obtain values that are comparable, for the purpose of determining the exchange ratio.

As for the methods, as part of a general review of the valuation methodologies specified in the literature and used pursuant to best practice for similar transactions, and taking account of the limitations and restrictions applicable to this particular case, the reference methodology used to express relative valuations of Telecom Italia Media and Telecom Italia for the purpose of determining the exchange ratio was the so-called Discounted Cash Flow (DCF) method, in the version "Sum of the Parts", which calculates the current value of the operating cash flows that each of TIME and TI are estimated to be capable of generating in the future, using as reference the business plans developed by each of the Companies Participating in the Merger.

The use of the financial flow method is based universally on the identification of a series of variables determined over a period of time taken for the valuation. The above variables refer to:

•	the company's prospective cash flows (CF);

•
the company's terminal value (TV) at the end of a period of time taken for the purposes of the valuation, typically estimated based on the average normalised cash flow and a perpetuity growth rate (so-called “g”);

•	net financial position (NFP) at the time of the valuation;

•	any surplus assets (SA); and

•	projected discounted cash flows (WACC or Weighted Average Cost of Capital).

In analytical terms, the formula for calculating the equity value (EV), referred to a period of time n, is therefore as follows:

Determination of the TV at time n, updated to time 0, is as follows

For the purposes of calculating the WACC – as recognised by consolidated practice – the values of the net cost of debt capital (Kd) and the cost of equity (Ke) are calculated, using in the second case the traditional formula Ke = iriskfree + β (ishare market – iriskfree) which envisages the use of the coefficient β1.

In order to determine the coefficient β, the β of one or more (potentially and probably) comparable companies is measured, such β is then adjusted for the financial structure at market values of such company or companies (thereby obtaining the so-called unlevered β) and, lastly, such unlevered β is corrected for the financial structure at market values of the company undergoing valuation (obtaining the so-called  relevered β). For the risk-free rate values and the average share market return rate, respectively, a reference value of the debt securities market and a historic average return index, relative to a period of time long enough to lessen the effects of cyclicity, are identified. Finally, the value of the WACC is the weighted average of the cost of debt capital and the cost of risk capital.

The Discounted Cash Flow method, in the version "Sum of the Parts", was preferred over other valuation methods, taking into account, in particular, the following methods:

(i)
the stock market price method - which determines the value of a company based on the capitalisation of its stock traded on regulated markets - was considered unsuitable due to the poor significance of the Telecom Italia Media ordinary share market prices with respect to the market prices of the ordinary shares of Telecom Italia, for the following considerations:

•
high volatility of the stock market price of the ordinary TIME shares: the price of the TIME share has almost halved in the last twelve months, with high levels of volatility also as a result of possbile speculation on extraordinary operations implemented or expected;

•	poor liquidity of ordinary TIME shares: the TIME share has a reduced float, limited presence of institutional investors in the share capital and small volumes traded;

•
Poor visibility by the financial market on the TIME fundamentals: the TIME share is characterised by poor research coverage (only three analysts, each of whom expresses target prices below market price), as well as

1 The component (ishare market – irisk free) is also known as “risk premium” o “market-risk premium”.

sales recommendations and forecasts on prospects for TIME that differ considerably from the Company's Business Plan. The absence of listed companies comparable to TIME further deprives the market of metrics by which to value it.

•
By contrast, the Telecom Italia share is not particularly volatile, highly liquid and enjoys significant market visibility of the TI fundamentals, due to an extensive research cover: there is, therefore, a clear lack of symmetry in the significance of the stock market prices of TIME as compared with those of TI, which renders the valuations obtained using this method non-comparable and dissimilar;

(ii)
the research analysts' target price method - which determines the value of a company based on target valuations of the company published by financial analysts - was considered unsuitable because of the limited and relatively minor amount of research cover on Telecom Italia Media shares, mentioned above;

(iii)
the stock exchange multiples method - which determines the value of a company based on the application of the multiples implicit in the market valuations of listed companies comparable to the company in question to certain economic-financial parameters of the company - was considered unsuitable primarily because of the absence of listed companies comparable to Telecom Italia Media; and

(iv)
the multiples implicit in previous comparable transactions method - which determines the value of a company based on the application of the multiples achieved in previous similar transactions to certain economic-financial parameters of the company - was considered unsuitable because of the absence of previous transactions comparable to the Merger Transaction.

Moreover, it should also be noted that, as further explained below, the transaction results - in accordance with current legislation - in a right of withdrawal in the favour of shareholders of TIME at market values, applicable to investors not interested in participating in the industrial project to which they would be exposed if they adhered to the merger.

4.3	Advisors involved in the Merger and related Opinions

As already mentioned, in carrying out the preparatory activities for the determination of a fair exchange ratio, the Board of Directors of Telecom Italia Media was supported by Equita SIM S.p.A. and Prof. Stefano Caselli, independent financial advisors of proven experience and professionalism, who were empowered to express their opinions of the fairness of the exchange ratio.

On 19 February 2015, Equita SIM S.p.A. issued its fairness opinion on the exchange ratio, stating that the exchange ratio established for the ordinary shares on the one hand and the savings shares on the other, is fair in financial terms, taking account of the fact that it is within the intervals identified for each, i.e.:

•	the exchange ratio interval for ordinary shares of between 0.42 to 0.69 Telecom Italia ordinary shares for each Telecom Italia Media ordinary share; and

•	the exchange ratio interval for savings shares of between 0.29 to 0.50 Telecom Italia savings shares for each Telecom Italia Media savings share.

Again on 19 February 2015, Prof. Stefano Caselli issued his opinion for the determination of the exchange ratio, which states that the exchange ratio is fair in financial terms, taking account of the fact that the application of the DCF method leads to:

•	an estimated exchange ratio interval of between 0.60 and 0.72 Telecom Italia ordinary shares for each Telecom Italia Media ordinary share; and

•	an estimated exchange ratio interval of between 0.43 and 0.51 Telecom Italia savings shares for each Telecom Italia Media savings share.

For savings shares, the value has been assumed on the basis of the average market discount recorded by this category of shares with respect to ordinary shares during the last six months.

On 19 March 2015, said advisors, having acknowledged the additional documentation (with respect to that received upon issue of the fairness opinions of 19 February 2015) supplied by the Companies Participating in the Merger and in particular, the draft financial statements relative to FY 2014 of Telecom Italia and TIME, the Telecom Italia 2015-2017 Plan approved by the Board of Directors of said company on 19 February 2015, as well as market information (market prices, exchanged volumes, interest rates, etc.), issued bring-down opinions in which they confirmed that no elements, other than those mentioned above, had come to their attention that could lead them to change their respective opinions on the financial fairness of the exchange ratios for the ordinary and savings shares approved by the Board of Directors of Telecom Italia Media on 19 February 2015.

The following tables show the values per share and relative exchange ratios resulting from the application of the reference methodology (DCF) by Equita and Prof. Stefano Caselli.

	Ordinary		Savings
EQUITA	Min.	Max.	Min.	Max.
Value per Telecom Italia share (€)	1.20	1.31	0.95	1.05
Value per Telecom Italia Media share (€)	0.60	0.85	0.34	0.48

Exchange Ratio*	0.46	0.71	0.32	0.51
(*) Exchange Ratio calculated as a Min./Max. and Max./Min. ratio between the values per share of Telecom Italia Media and the values per share of Telecom Italia

	Ordinary		Savings
Prof. CASELLI	Min.	Max.	Min.	Max.
Value per Telecom Italia share (€)	0.91	1.27	0.72	1.01
Value per Telecom Italia Media share (€)	0.68	0.78	0.39	0.44

Exchange Ratio*	0.62	0.74	0.44	0.53
(*) Exchange Ratio calculated as a Max./Max. and Min./Min. ratio between the values per share of Telecom Italia Media and the values per share of Telecom Italia

5.	Telecom Italia share allocation method and dividend entitlement date

A.
The exchange of Telecom Italia Media shares with Telecom Italia shares deriving from the share capital increase will be carried out at no expense to the shareholders and with no commission payable through the authorised intermediaries in accordance with applicable laws and regulations. Non-dematerialised Telecom Italia Media shares can only be exchanged by delivering them to an intermediary authorised to release them to the centralised management system under the dematerialisation regime.

In order to facilitate management of the rounding-off procedure relating to fractional shares, an authorised intermediary will be appointed. Additional information on the methods for the assignment of shares and rounding-off procedures will be communicated in due time in a shareholder notice.

B.
As mentioned above, it is confirmed that the ordinary and savings shares to be issued by Telecom Italia to fulfill the exchange will have the same dividend entitlement date as that of the existing ordinary and savings shares of Telecom Italia as of the time the Merger takes effect. Newly issued Telecom Italia shares, therefore, will not receive the dividend for which distribution will be proposed at the shareholders' meeting of the Surviving Company convened to approve the Merger Plan.

6.	Date of application of the transactions of the Companies Participating in the Merger to the financial statements of Telecom Italia and for tax purposes

The effects of the Merger will be applied to the statutory financial statements, in accordance with Art. 2504-bis, subsection 2, of the Italian Civil Code, as from the date of the last of the registrations of the Deed of Merger, or as from a subsequent date as may be specified in said deed.

The transactions performed by Telecom Italia Media will be applied to the financial statements of the Surviving Company as from 1 January of the year in which the Merger takes effect. The fiscal effects will also be applied as from that same date.

7.	Tax effects of the Merger on the Companies Participating in the Merger

In accordance with Art. 172 of the TUIR (Consolidated Law on Income Tax), the Merger is a tax-neutral transaction in terms of income tax; it does not, therefore, constitute the realisation or distribution of assets of Telecom Italia Media. In determining the income of the Surviving Company, no consideration will be given to any surplus or deficit stemming from the share exchange ratio and the cancellation of the shares held by the Surviving Company. For tax purposes, the assets of Telecom Italia Media registered on the financial statements of the Surviving Company are valued at the last value recognised for income tax purposes of Telecom Italia Media.

As there are no tax suspension reserves currently or prospectively allocated to the share capital of Telecom Italia Media, the specific provisions of Art. 172, subsection 5 of the TUIR do not apply.

For shareholders of Telecom Italia Media, the exchange of their shares for shares of the Surviving Company does not constitute any realisation or distribution of capital gains or losses and is not recognised as revenue.

8.	Forecasts on the significant shareholder composition and control structure of Telecom Italia following the Merger

8.1.	Significant shareholdings and control structure of TI

To date, the shareholders who, according to the records of the shareholders' register, supplemented by the communications of significant shareholdings in accordance with Article 120 of the CLFI and the information publicly available, have a number of ordinary shares in TI representing more than 2% of the share capital, are specified in the table below:

Declarant or party at the top of the chain of holdings	% of total ordinary shares
Telco S.p.A.	22.297%
BlackRock Inc.	4.794%
People’s Bank of China	2.072%

8.2.	Significant shareholdings and control structure of TIME

A.
To date, the shareholders who, according to the records of the shareholders' register, supplemented by the communications of significant shareholdings in accordance with Article 120 of the CLFI and the information publicly available, have a number of ordinary shares in TIME representing more than 2% of the share capital, are specified in the table below:

Declarant or party at the top of the chain of holdings	Direct shareholder	% of the ordinary share capital
Telecom Italia S.p.A.	Telecom Italia S.p.A.	75.455%
	Telecom Italia Finance SA	2.256%

Telecom Italia exercises direction and coordination, as well as legal control, over Telecom Italia Media pursuant to article 2497 and subsequent articles of the Italian Civil Code.

8.3.	Forecast for the significant shareholding composition and control structure of Telecom Italia following the Merger

Considering the proposed exchange ratio, the Merger will have only marginal effects on the ordinary share capital of Telecom Italia insofar as the maximum dilution for minority shareholders of Telecom Italia Media following the issue of new shares to fulfill the exchange is approximately 0.124% (or 0.114% net of own shares held directly and through subsidiaries). This maximum dilution effect assumes no shareholder of Telecom Italia Media exercises the right of withdrawal in accordance with Article 2437, subsection 1(a) and is calculated assuming that there are no changes to the current ownership structure of Telecom Italia and Telecom Italia Media. For your information, maximum dilution is approximately 0.042% of the current savings capital.

The table below shows the shares that will be held by the major ordinary shareholders of Telecom Italia following the Merger:

Declarant or party at the top of the chain of holdings	% of total ordinary shares
Telco S.p.A.	22.269%
BlackRock Inc.	4.788%
People’s Bank of China	2.069%

9.	Effects of the merger on significant shareholders' agreements in accordance with Article 122 CLFI

9.1	Shareholders' agreement containing forecasts relating to Telecom Italia

A.
The agreement (the “Telco Agreement”) stipulated by the shareholders of Telco S.p.A. (“Telco”), a major shareholder in Telecom Italia which as of 31 December 2014 held 22.297% of its ordinary share capital, qualifies as significant for Telecom Italia under Article 122 of the CLFI and the applicable provisions of the Issuer Regulations.

The Telco Agreement defines, among other things, the criteria for the composition of the slate of candidates for appointment to the Board of Directors submitted by Telco.

B.
For the sake of completeness it should be noted that in 2014, the parties to the Telco Agreement launched a Telco break up process, which has not yet been completed to date, as a result of which four newly constituted beneficiary companies (each a

“Newco”)— each wholly controlled by one of the parties to the Telco Agreement—will be assigned a respective portion of the shares held by Telco in Telecom Italia as follows as of the date hereof: 14.72% to the Newco controlled by Telefónica S.A., 4.30% to the Newco controlled by the Generali Group and 1.64% to each of the Newcos controlled respectively by Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. The breakup resolution was passed by the extraordinary shareholders' meeting of Telco on 9 July 2014.

On 27 February 2015, the term of the Telco Agreement was renewed until the earlier of 30 June 2015 and the date on which the Telco breakup takes effect. The breakup project requires authorisation from following authorities before the operation can be finalised: Conselho Administrativo de Defesa Econômica (Brazilian antitrust authority); ANATEL (Brazilian regulatory authority); Comision Nacional de Defensa de la Competencia (Argentinian antitrust authority); and, insofar as it is competent, Istituto per la Vigilanza sulle Assicurazioni (Italian regulatory authority).

9.2.	Shareholders' agreement concerning Telecom Italia Media

A.
On 9 April 2014, as part of agreements (the “GELE Agreements”) entered into by Telecom Italia Media and Gruppo Editoriale l’Espresso S.p.A. ("GELE") for the integration of their respective activities as network operators for terrestrial digital television, GELE made a specific standstill commitment with regards to Telecom Italia Media shares which may be considered as relevant in accordance with Art. 122, subsection 5(b) of the CLFI. GELE has undertaken not to, and to ensure that the parent companies controlled by or subject to joint control with GELE, shall not, purchase or hold, directly or indirectly, any Telecom Italia Media shares or any other financial, capital or debt instruments of Telecom Italia Media or any rights that enable GELE or its affiliated companies to directly or indirectly acquire, including at term, said shares or said financial instruments.

The agreement has a duration of three years starting from 30 June 2014.

9.3.	Effects of the Merger on shareholders' agreements

The Merger has no effect on the Telco Agreement.

GELE's commitment under the GELE Agreements not to purchase Telecom Italia Media shares shall remain in force until the Merger comes into effect, at which point the additional commitments and rights assigned to or in favour of Telecom Italia Media in the GELE Agreements shall be transferred to the Surviving Company.

10.	Assessment of the Board of Directors on the applicability of the right of withdrawal

A.
The Merger shall not give rise to any right of withdrawal  pursuant to Art. 2437 of the Italian Civil Code for ordinary and savings shareholders of Telecom Italia who did not vote in favour of the resolution approving the Merger.

Nor does Article 2437-quinquies of the Italian Civil Code, which assigns the right of withdrawal to shareholders who did not vote in favour of the resolution resulting in the exclusion from listing, apply insofar as the ordinary and savings shares of Telecom Italia shall continue to be listed on the MTA.

B.
Certain Telecom Italia Media shareholders shall have the right to withdraw in accordance with Art. 2437, subsection 1, letter a) of the Italian Civil Code (which concerns the “amendment of the clause setting out the company purpose, when it enables a significant change to the company's business”),  since the adoption of the company bylaws of Telecom Italia will imply, for the shareholders of Telecom Italia Media, a significant change in the business of the company in which they will hold shares upon completion of the Merger.

Ownership of the shares for which the right of withdrawal can be exercised must be uninterrupted from the date of the extraordinary shareholders' meeting convened to approve the Merger until the date on which the right of withdrawal is exercised. Given that the event envisaged by Article 2437, subsection 1, letter a) of the Italian Civil Code shall only take place if the Merger is finalised, the effect of withdrawal is subject to the Merger taking effect.

11.	Indication of the parties entitled to exercise a right of withdrawal, the terms and conditions envisaged for the exercise of said right and payment of the related repayment

Holders of ordinary shares of Telecom Italia Media who do not vote in favour of the Merger decision and holders of savings shares of Telecom Italia Media shall have a right to withdraw at an exit price of 1.055 euros per ordinary share and 0.6032 euros per savings share. In accordance with the Italian Civil Code, this value coincides with the arithmetic mean of the closing share price in the six months prior to publication (on 19 February 2015) of the notice convening the shareholders' meeting of Telecom Italia Media called to approve the Transaction.

The terms and conditions for the exercise of the right of withdrawal due to the shareholders of Telecom Italia Media will be described in the documents prepared and published for this purpose by Telecom Italia Media.

12.	Information on regulations on related party transactions

As a consequence of the control relationship existing between Telecom Italia and Telecom Italia Media, the Merger constitutes a related party transaction in accordance with Consob Regulation no. 17221 of 12 March 2010 as subsequently amended by Resolution no. 17389 of 23 June 2010 (the "RPT Regulation").

The Telecom Italia procedure governing related party transactions establishes an exemption for intra-group transactions and has therefore not been applied. For Telecom Italia Media, by contrast, the Merger represents a transaction of major importance with a related party, with the consequent application of the relevant procedure. The company's Board of Directors has therefore passed its resolutions, amongst other factors with the favourable opinion of the Board Committee (competent on matters of related party transactions and comprising all independent directors of TIME), which on 19 February 2015 recognised the company's interest in the Merger and the convenience and the substantial correctness of the underlying terms.

The Board Committee also confirmed its opinion in favour of the transaction on 19 March 2015, in view of the approval of the merger plan and this report by the Board of Directors.

In order to perform the assessments necessary to determine the exchange ratio and investigate the legal profiles of the merger, Telecom Italia Media has appointed advisors independently selected by the Board Committee, considering competence, professionalism and independence.

On 26 February 2015, Telecom Italia Media made the information document on major transactions with related parties, pursuant to the RPT Regulation, available to the public. It should also be recalled that no publication of the information document on the merger is envisaged in accordance with Art. 70, subsection 6 of the Issuer Regulations, as both Companies Participating in the Merger have exercised the opt out faculty permitted by subsection 8 of said Art. 70.

***

In view of the above, the Board of Directors submits for your approval the following

Proposed Resolution

“The Shareholders’ Meeting of Telecom Italia Media S.p.A.,

1.	given the plan for merger by incorporation of Telecom Italia Media S.p.A. into Telecom Italia S.p.A.;

2.
having examined the Directors' Explanatory Report  on the above-specified merger plan, prepared in accordance with Article 2501-quinquies of the Italian Civil Code and Art. 70, subsection 2 of the Issuer Regulations;

3.	having acknowledged the financial position of the companies participating in the merger, represented by the draft financial statements for FY 2014;

4.
having acknowledged the fairness report on the exchange ratio prepared by Reconta Ernst & Young S.p.A., as expert appointed in accordance with Article 2501-sexies of the Italian Civil Code by the Court of Milan;

5.	having acknowledged the timely deposit of the documentation, in accordance with current provisions; and

6.	given the statement by the Board of Statutory Auditors that the current share capital has been fully paid in;

resolved

1.
to approve the merger plan and consequently to proceed with the merger by incorporation of Telecom Italia Media S.p.A. into Telecom Italia S.p.A., in accordance with the terms and conditions set out therein. The exchange of the ordinary and savings shares in the company being incorporated, Telecom Italia Media S.p.A., will be achieved by issuing

-	0.66 ordinary shares of Telecom Italia S.p.A. for each 1 ordinary share in Telecom Italia Media S.p.A. and

-	0.47 savings shares of Telecom Italia S.p.A. for each 1 savings share in Telecom Italia Media S.p.A.,

with the same dividend entitlement date as that of the existing Telecom Italia S.p.A. ordinary and savings shares as of the date on which the Merger takes effect, all without par value, in application of the exchange ratio and share allocation methods envisaged in the merger plan;

2.
to confer upon the Board of Directors and, on behalf thereof, on the pro tempore legal representatives, severally and also by means of special proxies to be appointed to this end, all powers to make any non-substantive amendments, supplements or eliminations to and from the meeting resolutions as may be necessary at the request of any competent administrative authority or when registering it with the Business Register;

3.
to confer upon the Board of Directors and, on behalf thereof, on the pro tempore legal representatives, severally and also by means of special proxies to be appointed to this end, full powers, with no exclusions, to implement the merger in accordance with the terms and conditions laid down by the merger plan and this resolution and, therefore, without any limitation to:

-
stipulate and sign the public deed of merger and any deed of recognition, supplement and adjustment as may be necessary or appropriate, defining all relevant conditions, clauses, terms and methods in compliance with and fulfilment of the merger plan;

-
generally to carry out all else as may be required, necessary, useful or appropriate to fully implement the above resolutions, including enabling the transfers, transcriptions, notes, amendments and adjustments of ownership in public registers and all other competent offices, as well as the presentation to the competent authorities of all applications, requests, communications or petitions for authorisation as may be required, necessary or appropriate for the purpose of the transaction."